EXHIBIT 12.0

PFGI Capital Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

									Inception to
	For the Year Ended								December 31,

(Dollars in Thousands)	2006		2005		2004		2003		2002

Income before income tax expense	$19,186		$18,894		$15,948		$16,869		$9,617
Fixed charges	7,654		10,333		12,788		12,788		5,541

Total income for computation	26,840		29,227		28,736		29,657		15,158

Total fixed charges	7,654		10,333		12,788		12,788		5,541

Ratio of Earnings to fixed charges	3.51	x	2.83	x	2.25	x	2.32	x	2.74	x

Components of Fixed Charges
Preferred stock dividends	7,654		10,333		12,788		12,788		5,541